Exhibit 99.1

SciSparc and Clearmind Collaboration Strengthens IP Portfolio with Patent Application in the U.S. for Treatment of Depression

The application refers to a novel psychedelic-based combination of Clearmind’s MEAI and SciSparc’s Cannamide™

TEL AVIV, Israel, April 21, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced today that as part of its ongoing collaboration with Clearmind Medicine Inc. (Nasdaq: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated mental health problems, an additional provisional patent application was filed by Clearmind with the United States Patent and Trademark Office (“USPTO”).

The latest patent application refers to the protection of the unique combination of MEAI and SciSparc’s Palmitoylethanolamide (“PEA”) for the treatment of depression.

Under this collaboration, three other patent applications have been filed by Clearmind with the USPTO for the combination of SciSparc’s PEA with Clearmind’s MEAI compound (5-methoxy-2-aminoindane) for the treatment of alcohol use disorder, treatment of cocaine addiction and treatment of obesity and its related metabolic disorders. An additional six patent applications have been filed for the combination of SciSparc’s PEA and lysergic acid diethylamide (LSD), psilocybin, and N,N-dimethyltryptamine (DMT), 3,4 methylenedioxymethamphetamine (MDMA), ibogaine and ketamine.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055